Filed Pursuant to Rule 433

Registration Statement No. 333-180273

Final Term Sheet

The Export-Import Bank of Korea

Final Term Sheet for US$200,000,000 Floating Rate Notes due August 26, 2016 (the “Notes”)

February 23, 2015

Issuer:	The Export-Import Bank of Korea

Issue Currency and Size:	US$200,000,000

Maturity Date:	August 26, 2016

Settlement Date:	February 26, 2015, which will be the third business day following the date of this final term sheet.

Interest Rate:	Three-Month USD LIBOR plus 0.25% per annum (payable quarterly)

Day Count:	Interest on the Notes will be computed on the basis of the actual number of days in the applicable Interest Period divided by 360.

Interest Payment Dates:	On February 26, May 26, August 26 and November 26 of each year, commencing on May 26, 2015 and with interest accruing from February 26, 2015. If any Interest Payment Date or the Maturity Date falls on a day that is not a business day (as defined below), that Interest Payment Date or the Maturity Date will be postponed to the following day that is a business day, except that if such next business day is in the next calendar month, then that Interest Payment Date or the Maturity Date will be the immediately preceding day that is a business day. The term “business day” as used herein means a day other than a Saturday, a Sunday, or any other day on which banking institutions in The City of New York, London or Seoul are authorized or required by law or executive order to remain closed.

Public Offering Price:	100.00%

Gross Proceeds:	US$200,000,000

Underwriting Discounts:	0.02%

Net Proceeds (after deducting underwriting commission but not estimated expenses):	US$199,960,000

Denominations:	US$200k/1k

CUSIP:	302154 BU2

ISIN:	US302154BU23

Common Code:	119641039

Format:	The Notes will be registered with the U.S. Securities and Exchange Commission.

Listing:	The Notes will not be listed on any securities exchange.

Governing Law:	New York

Sole Bookrunner and Lead Manager:	Credit Suisse Securities (USA) LLC

Fiscal Agent:	The Bank of New York Mellon

Calculation Agent:	The Bank of New York Mellon

In the absence of willful default, bad faith or manifest error, the Calculation Agent’s determination of Three- Month USD LIBOR and its calculation of the applicable interest rate for each Interest Period will be final and binding. The Calculation Agent will make available the interest rates for current and preceding Interest Periods by delivery of such notice through such medium as is available to participants in DTC, Euroclear and Clearstream, or any successor thereof, and in accordance with such applicable rules and procedures as long as the Notes are held in global form. In the event that the Notes are held in certificated form, the interest rates for current and preceding Interest Periods will be published in the manner described under the heading “Description of The Notes—Notices” in the preliminary prospectus. The Issuer has the right to replace the Calculation Agent with the London office of another leading commercial bank or investment bank in New York or London. If the appointed office of the Calculation Agent is unable or unwilling to continue to act as the Calculation Agent or fails to determine the interest rate for any Interest Period, the Issuer has a duty to appoint the London office of such other leading commercial bank or investment bank in New York or London as may be approved in writing by the Fiscal Agent.

The term “Three-Month USD LIBOR” herein means, with respect to any Interest Determination Date (as defined below):

(a)	the rate for three-month deposits in United States dollars commencing on the second London Banking Day (as defined below) succeeding the Interest Determination Date, that appears on the Reuters Page LIBOR01 (as defined below) as of 11:00 a.m., London time, on the Interest Determination Date; or

(b)	if no rate appears on the particular Interest Determination Date on the Reuters Page LIBOR01, the rate calculated by the Calculation Agent as the arithmetic mean of at least two offered quotations obtained by the Calculation Agent after requesting the principal London offices of each of four major reference banks in the London interbank market to provide the Calculation Agent with its offered quotation for deposits in United States dollars for the period of three months, commencing on the second London Banking Day (as defined below) succeeding the Interest Determination Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that Interest Determination Date and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; or

(c)	if fewer than two offered quotations referred to in clause (b) are provided as requested, the rate calculated by the Calculation Agent as the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York time, on the particular Interest Determination Date by three major banks in The City of New York selected by the Calculation Agent for loans in United States dollars to leading European banks for a period of three months commencing on the second London Banking Day succeeding the Interest Determination Date, and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; or

(d)	if the banks so selected by the Calculation Agent are not quoting as mentioned in clause (c), Three-Month USD LIBOR in effect immediately prior to the particular Interest Determination Date.

“Reuters Page LIBOR01” means the display on Reuters (or any successor service) on such page (or any other page as may replace such page on such service) or such other service or services as may be nominated by the ICE Benchmark Administration Limited or any successor thereof as the information vendor for the purpose of displaying the London interbank rates of major banks for United States dollars.

“London Banking Day” means a day on which commercial banks are open for business, including dealings in United States dollars, in London, England.

“Interest Determination Date” for any Interest Period will be the second London Banking Day preceding the first day of such Interest Period.

“Interest Period” refers to the period from and including February 26, 2015 to but excluding the first Interest Payment Date and each successive period from and including an Interest Payment Date to but excluding the next Interest Payment Date.

This Final Term Sheet should be read in conjunction with the prospectus dated August 1, 2014, as supplemented by the preliminary prospectus supplement dated February 23, 2015 (the “Preliminary Prospectus Supplement”), relating to the Notes. Capitalized terms used but not defined herein have the meanings given to them in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents free of charge by visiting EDGAR on the Website of the Securities and Exchange Commission at www.sec.gov. Alternatively, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800 221 1037.

The most recent prospectus can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/873463/000119312515057278/d867873d424b5.htm

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.

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